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                 INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                     --------------------------
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                                                     hours per response... 14.9
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                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    1     )*
                                          ---------

                                  ASTREX, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                            ASTREX, INC. COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   04635-20-8
           --------------------------------------------------------
                                 (CUSIP Number)

                                                   1750 Euclid Avenue
                                                   Cleveland, Ohio  44115
           MADAV IX FOUNDATION, ATTN: Barry Reis   (216) 566-9200
           --------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   5/5/00
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 046357208
          ---------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         MADAV IX
     --------------------------------------------------------------------------
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Source of Funds (See Instructions)     00
                                        ---------------------------------------
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization   USA
                                          -------------------------------------
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    281025
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    281025
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    281025
                                                                  -------------
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)       4.9
                                                        -----------------------
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)     CO
                                                 ------------------------------
-------------------------------------------------------------------------------
the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by
Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
   5-12-00
----------------------------------------
Date

 /s/  Barry Reis
----------------------------------------
Signature

   Barry Reis, Treasurer
----------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  Schedule 13-D
                                   Amendment 1

Cusip # 046357208

ITEM 1. SECURITY AND ISSUER

Astrex, Inc.
205 Express Street
Plainview, NY 11803
(516)433-1700
Michael McGuire, President and CEO

ITEM 4. PURPOSE OF TRANSACTION

Shares were sold for diversification purposes. Madav IX may acquire or dispose of additional shares based on market conditions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

(a) To the best of the Reporting PERSON's knowledge, there are 5,629,277 shares of the issuer's common stock outstanding. Prior to the consummation of sale of shares, the Reporting Person owned 375,000 shares or about 6.66 % of the outstanding common stock of, the issuer. To the best of the Reporting Person's knowledge, there are 5,629,277 shares of the issuer's common stock outstanding. Other than Howard Amster, none of the Reporting Person's trustees or executive officers beneficially own any of the issuers's securities.

(b) The Reporting Person has the sole power to vote and dispose of 281,025 shares of common stock identified as beneficially owned by it in Item 5(a).

(c) On 5/8/00 Madav IX ceased to be a 5 % shareholder. During the period 3/14/00 through 5/8/00, Madav IX has sold 93,975 shares of Astrex.

                              Quantity
           Date                 Sold          Price          Proceeds
           ----                 ----          -----          --------
        05/08/2000             15,500         $0.75         $11,462.62
        05/05/2000              2,500         $0.78          $1,953.06
        05/05/2000              2,500         $0.79          $1,967.93
        05/05/2000              5,000         $0.75          $3,699.87
        05/05/2000              5,000         $0.81          $4,012.36
        05/05/2000              5,000         $0.75          $3,692.87
        05/05/2000             15,000         $0.75         $11,249.62
        05/01/2000              5,000         $0.75          $3,692.87
        04/28/2000              2,230         $0.76          $1,672.44
        04/28/2000              3,245         $0.88          $2,839.28
        04/28/2000              5,000         $0.75          $3,749.87
        04/28/2000              5,000         $0.81          $4,055.36
        03/21/2000              3,000         $1.03          $3,086.64
        03/20/2000              5,850         $1.00          $5,850.00
        03/17/2000              3,150         $0.87          $2,756.00
        03/14/2000             11,000         $0.97         $10,688.00
                               ------                       ----------
                               93,975                       $76,428.79